Filed Pursuant to Rule 424(b)(3)
File No. 333- 129830

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus dated April 23, 2008)

GENERAL FINANCE CORPORATION

8,625,000 Shares of Common Stock

This Prospectus Supplement No. 1 supplements our prospectus dated April 23, 2008 (“Original Prospectus”), relating to 8,625,000 shares of common stock issuable upon exercise of our warrants included as part of the units issued in our initial public offering in April 2006.

This Prospectus Supplement should be read in conjunction with the Original Prospectus, and is qualified in reference to the Original Prospectus, except to the extent that the information presented herein supersedes the information contained in the Original Prospectus. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Original Prospectus, including any amendments or supplements thereto.

Temporary Reduction in Exercise Price of Warrants

The current exercise price of each warrant is $6.00.

We are offering to all holders of these 8,625,000 warrants the right to exercise the warrants at the reduced exercise price of $5.10 per warrant during the period commencing on May 2, 2008 and terminating at 5:00 p.m. Eastern Daylight Time on May 30, 2008, or at such later date to which we may extend the Offer. Each warrant entitles the holder to purchase one share of our common stock

We have filed with the Securities and Exchange Commission a Schedule TO and circulated to our warrant holders an offer letter that explains the offer in greater detail.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 2, 2008.